   As filed with the Securities and Exchange Commission on July 25, 2000
                                                   Registration No. 333-________
================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                              ------------------

                             TELENETICS CORPORATION
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

        CALIFORNIA                                 33-0061894
-------------------------------               ---------------------
(State or Other Jurisdiction of               (I.R.S. Employer
Incorporation or Organization)                Identification Number)

                               25111 ARCTIC OCEAN
                              LAKE FOREST, CA 92630
                                 (949) 455-4000
       ------------------------------------------------------------------
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, Of Registrant's Principal Executive Offices)

                                MICHAEL A. ARMANI
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             TELENETICS CORPORATION
                               25111 ARCTIC OCEAN
                              LAKE FOREST, CA 92630
                                 (949) 455-4000
           ----------------------------------------------------------
            (Name, Address, Including Zip Code, And Telephone Number,
                   Including Area Code, Of Agent For Service)

                                   Copies to:
                             LARRY A. CERUTTI, ESQ.
                           CRISTY LOMENZO PARKER, ESQ.
                               RUTAN & TUCKER, LLP
                         611 ANTON BOULEVARD, 14TH FLOOR
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 641-5100

                               ------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

From time to time after this Registration Statement becomes effective.

                               ------------------

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] _______________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                  Proposed Maximum      Proposed Maximum       Amount of
  Title of Shares             Amount to            Aggregate Price          Aggregate        Registration
  to be Registered          be Registered(1)         per Unit(2)        Offering Price(2)         Fee
-------------------------------------------------------------------------------------------------------------------
Common stock, no par value    2,102,857(3)           $4.20                  $8,831,999         $2,331.65
===================================================================================================================

(1) In the event of a stock split, stock dividend or similar transaction involving common stock of the Registrant, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, on the basis of the high and low reported prices of the Registrant's common stock on July 18, 2000.

(3) Represents shares of common stock being offered by selling security holders, including shares issuable upon exercise of outstanding options and warrants to purchase shares of common stock of the Registrant.

                                 ---------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Commission, acting under Section 8(a), may determine.

                     SUBJECT TO COMPLETION DATED JULY 25, 2000

PROSPECTUS

                             Telenetics Corporation

                        2,102,857 Shares of Common Stock


     The shares of common stock, no par value, being offered pursuant to this prospectus are being offered by the selling security holders identified in this prospectus for their own accounts. We will not receive any proceeds from the sale of the shares by the selling security holders. However, we will receive the proceeds from any exercises of stock purchase warrants or options that are exercised with cash by the selling security holders in exchange for shares of common stock being offered pursuant to this prospectus.

     Our common stock trades on the Nasdaq SmallCap Market under the symbol "TLNT." See "Plan of Distribution" beginning on page 21 for a more detailed discussion of the intended methods of sale.

     Our principal executive offices are located at 25111 Arctic Ocean, Lake Forest, California 92630, and we may be reached at (949) 455-4000.

                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 3.

     The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                              , 2000

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only when it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                            ------------------------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Available Information......................................................   3
Incorporation of Certain Documents by Reference............................   4
Risk Factors...............................................................   5
Special Note Regarding Forward-Looking Statements..........................  12
Description of Capital Stock...............................................  13
Resales of Shares Covered by This Prospectus...............................  14
Use of Proceeds............................................................  15
Principal and Selling Security Holders.....................................  16
Plan of Distribution.......................................................  21
Indemnification of Directors and Officers..................................  22
Legal Matters..............................................................  24
Experts....................................................................  24
Transfer Agent and Registrar...............................................  24

                              AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. Our web site is at http://www.telenetics.com.

     You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Midwest Regional Offices at 500 West Madison Street, Chicago, Illinois 60606 and Northeast Regional Office at 7 World Trade Center, New York, New York 10048. You can also obtain copies of such material at prescribed rates from the Public Reference Section of the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information specifically incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling security holders may not make an offer of the shares being offered hereby in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

     All trademarks or trade names referred to in this prospectus are the property of their respective owners.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we will file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

         o Annual Report on Form 10-KSB for the year ended December 31, 1999.

         o         Quarterly Report on Form 10-QSB for the quarter ended March
                   31, 2000.

         o Quarterly Report on Form 10-QSB/A No. 1 for the quarter ended March 31, 2000.

         o         Current Report on Form 8-K filed with the SEC on January 21,
                   2000.

         o Current Report on Form 8-K/A No. 1 filed with the SEC on March 22, 2000.

     We also incorporate by this reference any subsequent filings we make with the SEC prior to the termination of this offering pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Such documents filed with the SEC after the date of this prospectus are made a part of this prospectus as of the date such documents are filed with the SEC.

     Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the SEC, modifies or supersedes such statement. If any statement is so modified or superseded, it does not constitute a part of this prospectus, except as so modified or superseded.

     You may request a copy of the documents incorporated by reference in this prospectus, other than exhibits to such documents, at no cost, by writing to or telephoning us at the following address:

                            Telenetics Corporation
                            Attention: David Stone, Chief Financial Officer 25111 Arctic Ocean
                            Lake Forest, California 92630
                            (949) 455-4000

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus, the following factors should be considered carefully in evaluating our business and prospects.

WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT WHICH MAY CONTINUE IN THE FUTURE AND WHICH MAY ADVERSELY IMPACT OUR BUSINESS AND OUR SHAREHOLDERS.

     We have incurred net losses in each fiscal year since our inception, with the exception of the fiscal year ended March 31, 1998, in which we realized nominal net income of $94,000. For the nine month transition period ended December 31, 1998, we reported a net loss of $249,000. Our accumulated deficit through December 31, 1999 was $12.8 million, and as of that date we had a total shareholders' equity of $663,000. We realized a net loss of $1.1 million for the twelve months ended December 31, 1999, as compared to incurring a net loss of $204,000 for the twelve months ended December 31, 1998. For the three months ended March 31, 2000, we reported a net loss of $1,209,854. Our accumulated deficit through March 31, 2000 was $14,028,602, and as of that date we had a total shareholders' equity of $4,924,492. We expect our losses to continue for a significant portion of 2000. We also expect that our losses may continue further into the future, and therefore we cannot assure you that we will ever maintain profitable operations in the future.

WE MAY NEED AND BE UNABLE TO OBTAIN ADDITIONAL FUNDING ON SATISFACTORY TERMS, WHICH COULD DILUTE OUR SHAREHOLDERS OR IMPOSE BURDENSOME FINANCIAL RESTRICTIONS ON OUR BUSINESS.

     Historically, we have relied upon cash from financing activities to fund most of the cash requirements of our operating and investing activities. Although we have been able to generate some cash from our operating activities in the past, there is no assurance we will be able to continue to do so in the future. While we believe that cash flow from operations and our financing available through our equity line of credit with HHL will be adequate to fund our continuing operations for the next twelve months, we further believe that additional sources of liquidity through debt and/or equity financing may be required to fund our plans to exploit the technology we obtained in connection with our acquisition of eflex and to fund other plans for future growth. Any future financing may not be available on a timely basis, in sufficient amounts or on terms acceptable to us. Any future financing may also dilute existing shareholders. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common stock. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

OUR OPERATING RESULTS IN ONE OR MORE FUTURE PERIODS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY NEGATIVELY IMPACT OUR STOCK PRICE.

     Our quarterly results have varied significantly in the past and will likely continue to do so in the future due to a variety of factors, many of which are beyond our control, including the timing and nature of revenues from product sales that are recognized during any particular quarter, the impact of price competition on our average selling prices, the availability and pricing of components for our products, market acceptance of new product introductions by us and our competitors, the timing of expenditures in anticipation of future sales, product returns, the financial health of our customers, the overall state of the modem and wireless communication and device products industry and economic conditions generally. The volume and timing of orders received during a quarter are difficult to forecast. As a result, it is likely that in some future periods our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely be materially and adversely affected.

OUR OPERATING RESULTS ARE SIGNIFICANTLY DEPENDENT UPON THE ACCEPTANCE BY THE UTILITY INDUSTRY OF OUR SYSTEM.

     We offer automatic meter reading, or AMR, and other remote monitoring products and services and data generated from such services to utilities, transportation industry and other such entities. Our success will be almost entirely dependent upon whether these parties accept our solution for their AMR or other data acquisition requirements and whether they allow us to install wireless data networks for servicing a substantial number of endpoint monitoring devices including utility meters. The automation of utility meter reading and data distribution is a relatively new and rapidly changing market. We believe that, as the utility industry becomes more competitive through various deregulation and privatization initiatives, there will be an increased need for more accurate, timely and efficient collection of consumption and other operating data. This will ultimately accelerate the adoption of AMR, data collection and data distribution systems and techniques. However, this is entirely dependent upon decisions made by utilities, other utility industry participants and utility customers over whom we have no control. We cannot accurately predict the size of this market or our potential growth. Our system is one possible solution for AMR and data distribution. It has not been adopted as an industry standard and it may not be adopted on a broad scale. Competing systems have been and likely will continue to be selected by utilities and other potential clients. In the event utilities, other utility industry participants and utility customers do not adopt our technology or do so less rapidly than expected by us, our future financial results, including our ability to service our indebtedness and achieve positive cash flow or profitability, will be materially and adversely affected. Participants in the utility industry have historically been cautious and deliberate in making decisions concerning the adoption of new technology. This process, which can take up to several years to complete, may include the formation of evaluation committees, a review of different technical options, technology trials, equipment testing and certification, performance and cost justifications, regulatory review, one or more requests for vendor quotes and proposals, budgetary approvals and other steps. Although deregulation and privatization initiatives may ultimately accelerate the adoption of our technology, the timing and extent of such adoption cannot be predicted. Only a limited number of utilities have made a commitment to purchase our products and services to date. If we do not enter into additional product and/or service contracts or enter into contracts on terms favorable to us, our business, operating results, financial condition, cash flows and our ability to service our indebtedness will be materially and adversely affected.

OUR LACK OF DIVERSIFICATION MAY AFFECT OUR BUSINESS IF DEMAND IS REDUCED.

     A substantial portion of our business is centered on the sale of modems and similar data communication devices, which typically accounts for over 90% of our total revenues. Although our customers typically standardize the unique or special components that are manufactured for them by or through us to be incorporated in the customers' end product, in most cases we do not have long-term contracts with our customers. Accordingly, we are highly dependent on the successful sales of these types of products. A significant reduction in sales of these products resulting from changes in the industry, including the entry of new competitors into the market, from the introduction of new or improved technology or an unanticipated shift in the needs of our customers, or for other reasons, would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

WE RELY ON A RELATIVELY LIMITED NUMBER OF CUSTOMERS, AND THE LOSS OF ANY SIGNIFICANT CUSTOMER COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION.

     We derive a significant portion of our revenues from a relatively limited number of customers. We anticipate that our five or six largest customers will continue to account for the majority of our revenues for the foreseeable future. The loss of any one or more of these major customers would likely have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

OUR BUSINESS COULD SUFFER IF WE ARE UNABLE TO OBTAIN COMPONENTS OF OUR PRODUCTS FROM OUTSIDE SUPPLIERS.

     The major components of our products include circuit boards, microprocessors, chipsets and memory components. Most of these components are available from multiple sources. However, certain components used in our products are currently obtained from single or limited sources. Certain modem chipsets used in our data communications products have been in short supply and are frequently on allocation by semiconductor manufacturers. Similar to others in the modem industry, we have, from time to time, experienced difficulty in obtaining certain components. We do not have guaranteed supply arrangements with any of our suppliers, and there can be no assurance that these suppliers will continue to meet our requirements. Shortages of components could not only limit our production capacity but also could result in higher costs due to the higher costs of components in short supply or the need to utilize higher cost substitute components. An extended interruption in the supply of any of these components or a reduction in their quality or reliability would have a material adverse effect on our financial condition and results of operations. While we believe that with respect to our single source components we could obtain similar components from other sources, we could be required to alter product designs to use alternative components. There can be no assurance that severe shortages of components will not occur in the future that could increase the cost or delay the shipment of our products and have a material adverse effect on our financial condition and results of operations. Significant increases in the prices of these components could also have a material adverse effect on our results of operations because we may not be able to adjust product pricing to reflect the increases in component costs.

WE RELY HEAVILY ON OUR KEY EMPLOYEES, AND THE LOSS OF THEIR SERVICES COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

     Our success is highly dependent upon the continued services of key members of our management, including our Chairman of the Board, President and Chief Executive Officer, Michael A. Armani, and our Chief Financial Officer, David Stone. The loss of either Mr. Armani or Mr. Stone or one or more other key members of management could have a material adverse effect on us. We have not entered into any employment agreement with Mr. Armani or any other executive officer of our company other than a written employment offer with Mr. Stone and an employment agreement with John D. McLean, our Acting Chief Operating Officer, in his capacity as President of our company's telemetry division. We do not maintain key-man life insurance policies on any member of management.

THE MARKETS IN WHICH WE COMPETE ARE HIGHLY COMPETITIVE, AND OUR GROWTH PROSPECTS COULD BE MATERIALLY AND ADVERSELY AFFECTED IF WE ARE UNSUCCESSFUL IN OUR EFFORTS TO COMPETE.

     Electronics, communications and utility product companies are beginning to develop various wireless network meter reading systems as a result of the deregulation of the electric utility industry and the potential market for other applications once a common infrastructure is in place. A number of these systems currently compete, and others may in the future compete, with our system. Deregulation will likely cause competition to increase. We believe that at this time our most significant direct competitor in the marketplace is Itron, an established manufacturer and seller of hand-held and drive-by AMR equipment for utilities. Itron is currently providing to customers its Genesis(TM) system, a wireless radio network marketed as similar to ours for meter reading purposes. There are other potential alternative solutions to our network meter reading services, including traditional wireless solutions. Many of our present and potential future competitors may have substantially greater financial, marketing, technical and manufacturing resources, name recognition and experience than us. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products and services than us. While we believe our technology, including AirWave(TM), is widely regarded as competitive at the present time, our competitors may successfully develop products, technologies or software that are better or more cost effective. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. In addition, if we achieve significant success it could draw additional competitors into the market. Providers of wireless services may in the future choose to enter our markets. Such existing and future competition could materially and adversely affect the pricing for our products and services and our ability to sign new services contracts and maintain existing agreements. Competition for services relating to non-utility applications may be more intense than competition for network meter reading services, and additional competitors may emerge as we continue to develop non-utility applications. We may be unable to compete successfully against current and future competitors, and any failure to do so would have a material adverse effect on our business, operating results, financial condition and cash flows.

OUR INABILITY TO SUCCESSFULLY DEVELOP AND EXPAND OUR SYSTEM COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

     Our initial target market is the monitoring, control and automation of utilities' electric, gas and water meters and distribution networks. Unforeseen problems may occur with respect to our technology, products or services, and we may not successfully complete the development and commercial implementation of our technology on a wide scale. We must continue to expand and upgrade our ability to implement successfully our wireless networks. We may not be able to develop successfully a full range of endpoint devices. Our future success will also depend, in part, on our ability to enhance our existing hardware, software and wireless communications technology. Significant technological advances occur rapidly and frequently in the telecommunications industry. The advent of computer-linked electronic networks, fiber optic transmission, advanced data digitization technology, cellular and satellite communications capabilities, specialized mobile radio services and other commercial mobile radio services have radically expanded communications capabilities and market opportunities. Future advances may render our technology obsolete or less cost effective than competitive systems or erode our market position. Competitors may be capable of offering significant cost savings or other benefits to our customers. Consequently, we may be unable to offer competitive services or obtain appropriate new technologies on a timely basis or on satisfactory terms. Our future performance will also depend significantly on our ability to respond to future regulatory changes. We must make continued substantial investments to develop our technology. We have encountered product development delays in the past affecting both software and hardware components of our system and we expect to incur such delays in the future.

BECAUSE WE BELIEVE THAT PROPRIETARY RIGHTS ARE MATERIAL TO OUR SUCCESS, MISAPPROPRIATION OF THESE RIGHTS OR CLAIMS OF INFRINGEMENT OR LEGAL ACTIONS RELATED TO INTELLECTUAL PROPERTY COULD ADVERSELY IMPACT OUR FINANCIAL CONDITION.

     We do not hold any patents. We currently rely on a combination of contractual rights, copyrights, trademarks and trade secrets to protect our proprietary rights. Historically, our management believed that because of the rapid pace of technological change in the modem and wireless communication and device products industry, the legal intellectual property protection for our products was a less significant factor in our success than the knowledge, abilities and experience of our employees, the frequency of our product enhancements, the effectiveness of our marketing activities and the timeliness and quality of our support services. However, we now believe that several of our current products and some products in development could benefit from patent protection. Accordingly, we have retained the services of a patent and trademark law firm to file patent applications for those products with the United States Patent and Trademark Office and have several patents pending. Although we rely to a great extent on trade secret protection for much of our technology, there can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors or customers will not independently develop comparable or superior technologies or obtain unauthorized access to our proprietary technology.

     We own, license or have otherwise obtained the right to use certain technologies incorporated in our products, including certain technology we acquired through our recent acquisition of eflex. In addition, we purchase modem chipsets that incorporate sophisticated modem technology. We may receive infringement claims from third parties relating to our products and technologies. In such event, we intend to investigate the validity of any such claims and, if we believe the claims have merit, we intend to respond through licensing or other appropriate actions. Certain of these claims may relate to technology included in modem chipsets or other components purchased by us from third party vendors for incorporation into our products. In such event, we would forward these claims to the appropriate vendor. If we or our component manufacturers were unable to license or otherwise provide any such necessary technology on a cost-effective basis, we could be prohibited from marketing products containing that technology, incur substantial costs in redesigning products incorporating that technology, or incur substantial costs defending any legal action taken against us, all of which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

THERE ARE RISKS THAT OUR PRODUCTS MAY BE RETURNED BY OUR CUSTOMERS.

     We are exposed to the risk of product returns from our customers as a result of returns due to defective products or product components. Returned used products are tested, repaired and used as warranty replacements. Products returned to us due to faulty work by our subcontractors are returned to the subcontractors for credit against future purchase orders. Historically, product returns have not had a material impact on our operations or financial condition. While we believe that product returns should not be material in future periods, it is expected that a relatively modest number of returns will continue. However, there can be no assurance that significant levels of product returns will not occur in the future, which may have a material adverse effect on our operations.

OUR FAILURE TO MANAGE GROWTH EFFECTIVELY COULD IMPAIR OUR BUSINESS.

     Our strategy envisions a period of rapid growth that may put a strain on our administrative and operational resources. While we believe that we have established a significant infrastructure to support growth, our ability to effectively manage growth will require us to continue to expand the capabilities of our operational and management systems and to attract, train, manage and retain qualified engineers, technicians, salesperson and other personnel. There can be no assurance that we will be able to do so. If we are unable to successfully manage our growth, our business, prospects, financial condition, results of operations and cash flows could be adversely affected.

OUR STOCK PRICE IS SUBJECT TO SIGNIFICANT VOLATILITY WHICH COULD RESULT IN LITIGATION AGAINST US.

     The trading prices of our common stock could be subject to wide fluctuations in response to quarter-to-quarter variations in our operating results, material announcements of technological innovations, price reductions, significant customer orders or establishment of strategic partnerships by us or our competitors or providers of alternative products, general conditions in the modem and data communications industry, or other events or factors, many of which are beyond our control. In addition, the stock market as a whole and individual stocks have experienced extreme price and volume fluctuations, which have often been unrelated to the performance of the related corporations. Our operating results in future quarters may be below the expectations of market makers, securities analysts and investors. In any such event, the price of our common stock will likely decline, perhaps substantially. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to our company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Any adverse determination in such litigation could also subject us to substantial liabilities.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and
Section 21E of the Exchange Act. We intend that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements generally include the plans and objectives of management for future operations, including plans and objectives relating to our future economic performance. The forward-looking statements and associated risks may include, relate to or be qualified by other important factors, including, without limitation:

         o   market growth;

         o   new competition;

         o   competitive pricing;

         o   new technologies;

         o   our ability to successfully implement our future business plans;

         o   statements about our business strategy and our expansion strategy;

         o   our ability to attract strategic partners and alliances;

         o uncertainties relating to economic conditions in the markets in which we currently operate and in which we intend to operate in the future;

         o   our ability to hire and retain qualified personnel;

         o   our ability to obtain capital, if required;

         o the risk that if we are unable to ship products in a timely manner due to under-capitalization or other reasons, customers may cancel all or a portion of their orders;

         o   our ability to successfully implement our brand-building campaign;

         o the risks of uncertainty of trademark and other intellectual property protections;

         o the risks associated with our strategy of growth through acquisitions, including whether we have the financial, human and other resources needed to identify and pursue acquisition opportunities and integrate acquired products and businesses into our operations;

         o our beliefs regarding the demand for our products and our competitive advantages;

         o   the negative impact of economic slowdowns and recessions;

         o the risk that if our revenues or earnings fail to meet securities analysts' expectations, there could be an immediate and significant impact on the trading price of our common stock;

         o volatility of the trading price of our common stock that may be due to factors that impact the overall market and are unrelated to our performance;

         o risks associated with existing and future governmental regulation to which we are subject; and

         o international customs, standards, approvals and political and economic uncertainties that may adversely affect our ability to ship our products internationally in a timely and profitable manner.

     We do not undertake to update, revise or correct any forward-looking statements.

     Results actually achieved may differ materially from expected results in these statements. Several of these risks are discussed in greater detail in the "Risk Factors" section. Any of the factors described above or in the "Risk Factors" section could cause our financial results, including our net income
(loss) or growth in net income (loss), to differ materially from prior results or from those expressed or implied by these forward-looking statements.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 25,000,000 shares of common stock, no par value per share, and 5,000,000 shares of undesignated preferred stock, no par value per share. As of July 11, 2000, there were 15,268,502 shares of common stock outstanding held by approximately 471 holders of record and no shares of preferred stock outstanding. The following is a description of the capital stock of our company.

COMMON STOCK

     The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at times and in amounts as the board of directors may from time to time determine, subordinate to any preferences that may be granted to the holders of preferred stock. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote.

     The common stock is not entitled to preemptive rights and may not be redeemed or converted. Upon liquidation, dissolution or winding-up of the company, the assets legally available for distribution to shareholders are divided among the holders of the common stock in proportion to the number of shares of common stock held by each of them, after payment of all of our debts and liabilities and the rights of any outstanding class or series of preferred stock to have priority to distributed assets.

     All outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, when issued and delivered, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subordinate to any series of preferred stock that we may issue in the future.

PREFERRED STOCK

     Preferred stock may be issued from time to time in one or more series, and our board of directors, without action by the holders of common stock, may fix or alter the voting rights, redemption provisions, dividend rights, dividend rates, claims to our assets superior to those of holders of our common stock, conversion rights and any other rights, preferences, privileges and restrictions of any wholly unissued series of preferred stock. The board of directors, without shareholder approval, can issue shares of preferred stock with rights that could adversely affect the rights of the holders of common stock. No shares of preferred stock presently are outstanding. The issuance of shares of preferred stock could adversely affect the voting power of the holders of common stock and could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock.

                  RESALES OF SHARES COVERED BY THIS PROSPECTUS

     This prospectus covers the resale of shares of our company's common stock that are either outstanding or are issuable upon exercise of outstanding options or warrants. This prospectus does not cover the sale or other transfer of options or warrants or the issuance of shares of common stock to holders of options or warrants upon exercise. If a selling security holder transfers such holder's warrants or options prior to exercise, the transferee of the warrants or options may not sell the shares of common stock issuable upon exercise of the warrants or options pursuant to this prospectus unless this prospectus is appropriately amended or supplemented by us.

     Certain of the options and warrants contain anti-dilution and adjustment provisions providing for the adjustment of the underlying shares and/or the exercise price upon the occurrence of certain events, including recapitalizations, reclassifications, share dividends, share splits or combinations, mergers or acquisitions or similar transactions. In the event of the liquidation, dissolution or winding up of our company, holders of the options and warrants will not be entitled to receive any of our assets available for distribution to the holders of common stock.

     In the event of any reclassification, capital reorganization or other similar change of our outstanding common stock, any consolidation or merger involving our company (other than a consolidation or merger which does not result in any reclassification, capital reorganization or other similar change in the outstanding common stock) or a sale or conveyance to another corporation of all or substantially all of the property of our company, certain of the options and warrants will thereupon become exercisable for the kind and number of shares of stock or other securities, assets or cash to which a holder of the number of shares of common stock issuable (at the time of such reclassification, reorganization, consolidation, merger or sale) upon exercise of such option or warrant would have been entitled upon such reclassification, reorganization, consolidation, merger or sale. However, this prospectus covers only our common stock, and any other securities received upon exercise of the options and warrants are not covered hereby.

     For the life of the options and warrants, the holders thereof have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of common stock issuable upon the exercise of the options and warrants. The holders of the options and warrants may be expected to exercise at times when the exercise price is less than the market price for our common stock, with resulting dilution in the interests of our shareholders. Further, the terms on which we could obtain additional capital during the life of the options and warrants may be adversely affected.


                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock offered hereby by the selling security holders; rather, the selling security holders will receive those proceeds directly. However, we will receive cash infusions of capital if and when the selling security holders exercise their warrants or options with cash in exchange for shares of common stock offered hereby. We plan to use any proceeds for the general corporate purposes of our company.

                     PRINCIPAL AND SELLING SECURITY HOLDERS

Overview

     The shares included in this prospectus may be offered for sale from time to time during the period the registration statement remains effective, by or for the accounts of the selling security holders described in the table below. The selling security holders currently hold unregistered shares of our common stock and/or options or warrants for the purchase of our common stock. The shares of common stock being offered by the selling security holders were acquired from us in private placement transactions or were or may be acquired from us pursuant to the exercise of warrants or options issued in private placement transactions.

     Based on information provided to us by each principal and selling security holder, the following table shows, as of July 11, 2000:

         o The name of each selling security holder, each person known by us to own beneficially more than five percent, in the aggregate, of the outstanding shares of our common stock as of the date of the table, and each of our directors and our Chief Executive Officer;

         o The number of shares and the percentage each named person or entity beneficially owns before this offering based on our common stock outstanding as of the date of the table;

         o How many shares of common stock each selling security holder may resell under this prospectus; and

         o Assuming each selling security holder sells all the shares it is entitled to sell under this prospectus, how many shares of common stock and the percentage the selling security holder will beneficially own after completion of the offering, based on our common stock outstanding as of the date of the table.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated, we believe each person possesses sole voting and investment power with respect to all of the shares of common stock owned by such person, subject to community property laws where applicable. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or are exercisable within 60 days after the date of the table are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group.

     We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling security holders, but we will receive proceeds from the exercise of options and warrants to purchase common stock to the extent that such common stock is included in the shares being offered pursuant to this prospectus.

                                     Shares of Common          Shares of Common
                                    Stock Beneficially           Stock Being            Shares of Common Stock
                                       Owned Prior             Offered Pursuant          Beneficially Owned
Name of Beneficial Owner(1)          to this Offering          to this Prospectus       After this Offering(2)
---------------------------       ---------------------        ------------------       ----------------------
                                  Number        Percent                                   Number       Percent
                                  ------------  -------                                   ---------    -------

Michael A. Armani                 2,157,477      14.13%                -                  2,157,477      14.13%
Shala Shashani                    1,592,477(3)   10.42%                -                  1,592,477      10.42%
Terry S. Parker                     768,750(4)    4.84%                -                    768,750       4.84%
William Saunders                    768,750(5)    4.84%                -                    768,750       4.84%
Saunders & Parker, Inc.             600,000(6)    3.78%                -                    600,000       3.78%
George Levy, M.D.                   415,302(7)    2.70%                -                    415,302       2.72%
Frank R. Ribelin                    400,000       2.62%             400,000                    -           -
Michael Associates                  347,000       2.27%             347,000                    -           -
M.H. Meyerson & Co., Inc.           200,000(8)    1.29%             200,000                    -           -
Thomas Povinelli                    167,664(9)    1.09%                -                    167,664       1.09%
Brookstreet Securities              150,000(10)     *               180,000(11)                -           -
  Corporation
George F. Rombach                   183,750(12)   1.20%             100,000(6)               83,750        *
Stansbury-Kennedy Trust              83,750         *                60,000                  23,750        *
Joseph Riccio                        73,200(8)      *                73,200(8)                 -           -
Philip G. Seastrom                   60,000         *                60,000                    -           -
Eli Schneidman                       60,000         *                60,000                    -           -
Edmund P. Finamore                   42,000(6)      *                  -                     42,000        *
John D. McLean                      209,257(13)   1.36%              34,527                 175,000       1.14%
Stephen D. Lutz                      25,000         *                25,000                    -           -
Donald F. Mehloff                    74,000         *                24,000                  50,000        *
Kenneth S. Hiniker, TTEE
  Ken Hiniker Intervivos Trust
  (utad 4/2/85)                      20,000         *                20,000                    -           -


                                       17



                                     Shares of Common          Shares of Common
                                    Stock Beneficially           Stock Being            Shares of Common Stock
                                       Owned Prior             Offered Pursuant          Beneficially Owned
Name of Beneficial Owner(1)          to this Offering          to this Prospectus       After this Offering(2)
---------------------------       ---------------------        ------------------       ----------------------
                                  Number        Percent                                   Number       Percent
                                  ------------  -------                                   ---------    -------

William C. Kosoff                    33,385         *                15,385                  18,000        *
Micro-Data Systems, Inc.             10,000         *                10,000                    -           -
Stilger Investments LLC              10,000         *                10,000                    -           -
Aaron W. Weingarten                  10,000         *                10,000                    -           -
Vrej Isaoglu                         10,000         *                10,000                    -           -
Nima Amini                           10,000         *                10,000                    -           -
James Edwards IRA                    10,000         *                10,000                    -           -
Carl H. Shaifer                      33,800(14)     *                 8,000                  25,800(14)    *
Scott Lyng                            5,000         *                 5,000                    -           -
Michael L. Tittle                     5,000         *                 5,000                    -           -
Mark J. Schlossberg                   5,000         *                 5,000                    -           -
Danny G. Snow                         5,000         *                 5,000                    -           -
Edward G. Grinacoff                   9,000         *                 5,000                   4,000        *
Mark A. Raifman                       3,000         *                 3,000                    -           -
Cary A. Palulis                       3,000         *                 3,000                    -           -
Samuel L. Guillory D. M.D.            2,000         *                 2,000                    -           -
Bob Klamt, Trustee                    2,745         *                 2,745                    -           -
Stewart Adams, Ltd.                 100,000         *               100,000                    -           -
Ananda Capital Partners, Inc.        50,000         *                50,000                    -           -
David Markowski                     108,500(15)     *               108,500(15)                -           -
J. Michael Christiansen               2,000(8)      *                 2,000(8)                 -           -
Douglas C. MacLellan                  2,000(8)      *                 2,000(8)                 -           -
William VanDercreek                  11,000         *                 9,000                   2,000        *
W. Scott Newbern                      8,000         *                 8,000                    -           -
Howard E. Greenberg                   8,000         *                 8,000                    -           -
Deborah Picou                       100,000(8)      *               100,000(8)                 -           -
Web Commerce Corporation             12,500         *                12,500                    -           -
All directors and executive
  officers of our company as a
  group (6 persons)               5,328,670(16)    33.10%               -                5,328,670       33.10%

-----------------

* Less than 1%.

(1) Messrs. Armani, Levy, Finamore, Povinelli and Parker and Ms. Shashani are directors of our company. Messrs. Saunders and Shaifer are advisors to our board of directors, and Mr. Shaifer is a former director of our company. Mr. Armani is our Chairman of the Board, President and Chief Executive Officer. Mr. McLean was appointed as our Acting Chief Operating Officer on July 17, 2000 and has been an employee since January 2000. Mr. Rombach is an employee of our company and our Assistant Secretary. Messrs. Ribelin and Kosoff are employees of our company. M.H. Meyerson & Co., Inc., Brookstreet Securities Corporation and Saunders & Parker, Inc. are consultants to our company. Mr. Riccio assisted us with our recent private placement.

(2)      Assumes all shares offered are sold pursuant to this prospectus.

(3) Includes an aggregate of 10,000 shares of common stock underlying options.

(4) Includes an aggregate of 600,000 shares of common stock underlying options held by Saunders & Parker, Inc., a corporation of which Mr. Parker is an executive officer, director and 50% shareholder.

(5) Includes an aggregate of 600,000 shares of common stock underlying options held by Saunders & Parker, Inc., a corporation of which Mr. Saunders is an executive officer, director and 50% shareholder.

(6)      Represents shares underlying options.

(7) Includes an aggregate of 10,000 shares of common stock underlying options and 77,500 shares of common stock underlying warrants.

(8)      Represents shares underlying warrants.

(9) Includes an aggregate of 10,000 shares of common stock underlying options granted to this security holder and 50,000 shares of common stock underlying options granted to Gilman & Ciocia, Inc. (Nasdaq:
         GTAX), a company for which the security holder serves as a director and executive officer.

(10)     Includes 60,000 shares of common stock underlying options.

(11) Includes 90,000 shares of common stock underlying options, of which 30,000 shares have not yet vested. The remaining 30,000 shares are scheduled to vest and become exercisable in increments of 7,500 shares per month commencing October 3, 2000; however, we have agreed to register the remaining shares for resale pursuant to this prospectus.

(12) Includes an aggregate of 100,000 shares of common stock underlying options and an aggregate of 83,750 shares of common stock held by Stansbury-Kennedy Trust, a trust of which is he a beneficiary and which trust is a selling security holder.

(13)     Includes 100,000 shares of common stock underlying options.

(14)     Includes 25,800 shares of common stock underlying options.

(15)     Includes 12,500 shares of common stock underlying options.

(16) Includes 77,500 shares of common stock underlying warrants and 752,000 shares of common stock underlying options.

                              PLAN OF DISTRIBUTION

GENERAL

     Shares of common stock offered through this prospectus may be sold from time to time by the selling security holders or by pledgees, donees, transferees or other successors in interest to the selling security holders. However, such pledgees, donees, transferees or other successors may not offer common stock through this prospectus unless and until we supplement this prospectus to disclose their names.

     Sales may be made on the Nasdaq SmallCap Market, on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling security holders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We are not aware of any existing arrangements between any selling security holder and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which may be sold by selling security holders through this prospectus. Selling security holders may be deemed underwriters in connection with resales of their shares.

     The common shares may be sold in one or more of the following manners:

         o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker or dealer for its account under this prospectus; or

         o ordinary brokerage transactions and transactions in which the broker solicits purchases.

     In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the common shares by the selling security holders. Brokers or dealers may receive commissions, discounts or other concessions from the selling security holders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common shares as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act. Any broker-dealer participating in such transactions as agent may receive commissions from the selling security holders (and, if they act as agent for the purchaser of such common shares, from such purchaser).

     Broker-dealers may agree with the selling security holders to sell a specified number of common shares at a stipulated price per share, and, to the extent a broker-dealer is unable to do so acting as agent for the selling security holders, to purchase as principal any unsold common shares at a price required to fulfill the broker-dealer commitment to the selling security holders. Broker-dealers who acquire common shares as principal may thereafter resell such common shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common shares commissions computed as described above. Brokers or dealers who acquire common shares as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the common shares.

     In addition, any common shares covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     The selling security holders will pay all commissions and their own expenses, if any, associated with the sale of the common shares, other than the expenses associated with preparing this prospectus and the registration statement of which it is a part.

     Our company will not receive any of the proceeds from the sale of the common shares offered hereby, although we will receive cash infusions of capital if and when the selling security holders purchase our common stock for cash in accordance with the terms of their options and warrants.

     Certain of the selling security holders, on the one hand, and our company, on the other hand, each have agreed to indemnify the other and their respective officers, directors and other controlling persons against certain liabilities in connection with this registration, including liabilities under the Securities Act, and to contribute to payments such persons may be required to make in respect thereof.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Restated and Amended Articles of Incorporation provide that the liability of our company's directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of our company for breach of a director's duties to our company or our shareholders except for liability:

         o for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

         o for acts or omissions that a director believes to be contrary to the best interests of our company or our shareholders or that involve the absence of good faith on the part of the director;

         o for any transaction for which a director derived an improper personal benefit;

         o for acts or omissions that show a reckless disregard for the director's duty to our company or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to our company or our shareholders;

         o for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to our company or our shareholders; and

         o for engaging in transactions described in the California Corporations Code or California case law which result in liability, or approving the same kinds of transactions.

     Our Restated and Amended Articles of Incorporation also provide that our company is authorized to provide indemnification to its agents, as defined in
Section 317 of the California Corporations Code, through our Restated and Amended Bylaws or through agreements with such agents or both, for breach of duty to our company and our shareholders, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

     Our Restated and Amended Bylaws provide for indemnification of our officers, directors, employees, and other agents to the extent and under the circumstances permitted by California law. In all cases where indemnification is permitted by the Restated and Amended Bylaws, a determination to indemnify such person must be made when ordered by a court and must be made in a specific case upon a determination that indemnification is required or proper in the circumstances. Such determination must be made:

         o by our board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding which is the subject of the request for indemnification, or

         o if such a quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or

         o    by a majority of the shareholders.

     Certain of the selling security holders and our company each have agreed to indemnify the other and their respective officers, directors and other controlling persons against certain liabilities in connection with this registration, including liabilities under the Securities Act, and to contribute to payments such persons may be required to make in respect thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                  LEGAL MATTERS

     Certain legal matters with respect to the legality of the shares offered pursuant to this prospectus will be passed upon for us by Rutan & Tucker, LLP, Costa Mesa, California.


                                     EXPERTS

     The financial statements of Telenetics Corporation and the financial statements of eflex Wireless, Inc. incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated by reference in this prospectus, and are incorporated in reliance upon such reports given upon the authority of BDO Seidman, LLP as experts in accounting and auditing.


                          TRANSFER AGENT AND REGISTRAR

     The stock transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCES AND DISTRIBUTION.

The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement:

          SEC registration ................................. $   2,331.65
          NASD filing fee...................................         0
          Printing and engraving expenses...................         *
          Legal fees and expenses...........................         *
          Blue Sky fees and expenses........................         *
          Accounting fees and expenses......................         *
          Miscellaneous.....................................         *
                                                             ----------

                Total....................................... $       *
                                                             ==========

All of the above expenses will be paid by the Registrant.

* To be provided by amendment.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our Restated and Amended Articles of Incorporation provide that the liability of our company's directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of our company for breach of a director's duties to our company or our shareholders except for liability: (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;
(ii) for acts or omissions that a director believes to be contrary to the best interests of our company or our shareholders or that involve the absence of good faith on the part of the director; (iii) for any transaction for which a director derived an improper personal benefit; (iv) for acts or omissions that show a reckless disregard for the director's duty to our company or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to our company or our shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to our company or our shareholders; and (vi) for engaging in transactions described in the California Corporations Code or California case law which result in liability, or approving the same kinds of transactions.

     Our Restated and Amended Articles of Incorporation also provide that our company is authorized to provide indemnification to its agents, as defined in
Section 317 of the California Corporations Code, through our Restated and Amended Bylaws or through agreements with such agents or both, for breach of duty to our company and our shareholders, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

     Our Restated and Amended Bylaws provide for indemnification of our officers, directors, employees, and other agents to the extent and under the circumstances permitted by California law. In all cases where indemnification is permitted by the Restated and Amended Bylaws, a determination to indemnify such person must be made when ordered by a court and must be made in a specific case upon a determination that indemnification is required or proper in the circumstances. Such determination must be made: (a) by our board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding which is the subject of the request for indemnification, or (b) if such a quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by a majority of the shareholders.

     To the extent indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Certain of the selling security holders and our company each have agreed to indemnify the other and their respective officers, directors and other controlling persons against certain liabilities in connection with this registration, including liabilities under the Securities Act, and to contribute to payments such persons may be required to make in respect thereof.

ITEM 16. EXHIBITS.

EXHIBIT NO.           DESCRIPTION
-----------           -----------

     3.1      Restated and Amended Articles of Incorporation of the Registrant
              (2)

     3.2 Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series A 7.0% Convertible Redeemable Preferred Stock of the Registrant (2)

     3.3 Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series B Convertible Preferred Stock of the Registrant (2)

     3.4 Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series C 7.0% Convertible Preferred Stock of the Registrant (3)

     3.5      Restated and Amended By-Laws of the Registrant (2)

     3.6 Amendment to Restated and Amended By-Laws effective as of June 6, 2000

     4.1      Form of Share Purchase Agreement for March 2000 private placement

     4.2      Form of Share Purchase Agreement for May 2000 private placement

     4.3 Consulting Agreement dated as of June 27, 2000 between the Registrant and Ananda Capital Partners, Inc.

     4.4 Form of Common Stock Purchase Warrant dated as of June 30, 2000 made by the Registrant in connection with Settlement Agreement dated as of June 30, 2000 by and among the Registrant, Drake & Drummond, Inc., David Markowski, Global Financial Group, Inc. and Michael Markowski*

     4.5 Settlement Agreement dated as of June 30, 2000 by and among the Registrant, Drake & Drummond, Inc., David Markowski, Global Financial Group, Inc. and Michael Markowski

     4.6 Non-Qualified Stock Option dated as of January 3, 2000 made by the Registrant in favor of George F. Rombach

     4.7 Letter Agreement dated as of January 3, 2000 by and between the Registrant and M.H. Meyerson & Co., Inc.

     4.8 First Amendment to Letter Agreement dated as of January 3, 2000 by and between the Registrant and M.H. Meyerson & Co., Inc.

     4.9 Non-Qualified Stock Option dated as of January 3, 2000 made by the Registrant in favor of Brookstreet Securities Corporation

     4.10 Letter Agreement dated as of December 10, 1999 by and between the Registrant and Brookstreet Securities Corporation

     4.11 First Amendment to Letter Agreement dated March 10, 2000 between the Registrant and Brookstreet Securities Corporation

     5.1      Opinion of Rutan & Tucker, LLP*

     10.1 Letter of Intent dated May 28, 1998 by and between Duquesne Light Company and the Registrant (1)

     10.2 Subcontract dated June 10, 1998 between Sargent Electric Company and the Registrant (1)

     10.3 Marketing and Technology Agreement dated July 13, 1998 by and between the Registrant and Duquesne Light Company (1)

     10.4 Loan and Security Agreement dated as of April 2, 1999 between Celtic Capital Corporation and the Registrant (2)

     10.5 Asset Purchase Agreement dated April 5, 1999 between Greenland Corporation and the Registrant (2)

     10.6 Commercial Lease dated April 12, 1999 between Mark IV Capital Properties, Inc. and the Registrant (2)

     10.7 Telenetics Corporation Stock Purchase Warrant between the Registrant and SMC Communications Group, Inc. (1)

     10.8 Amendment to Compromise Agreement and Mutual Release dated December 30, 1997 by and between the Registrant, SMC Communications Group, Inc. and Shala Shashani doing business as SMC Group (1)

     10.9 Security Agreement dated December 31, 1997 by and between the Registrant and SMC Communications Group, Inc. (1)

     10.10 Amendment to Security Agreement dated March 30, 1998 by and between the Registrant and SMC Group (1)

     10.11 Technology Transfer Agreement dated October 29, 1997 by and between the Registrant and SMC Communications Group, Inc. (1)

     10.12 Promissory Note dated as of January 7, 2000 from the Registrant in favor of Saunders & Parker, Inc. for $136,444.90 (4)

     10.13 Non-Qualified Stock Option dated January 7, 2000 issued by the Registrant to John D. McLean (4)

     10.14 Non-Qualified Stock Option dated January 7, 2000 issued by the Registrant to Saunders & Parker, Inc. (4)

     10.15 Registration Rights Agreement dated January 7, 2000 between the Registrant and John D. McLean (4)

     10.16 Registration Rights Agreement dated January 7, 2000 between the Registrant and Saunders & Parker, Inc. (4)

     10.17 Registration Rights Agreement between the Registrant and Terry S. Parker (4)

     10.18 Registration Rights Agreement dated January 7, 2000 between the Registrant and William C. Saunders (4)

     10.19 Employment Agreement dated January 7, 2000 between the Registrant and John D. McLean (4)

     10.20 Consulting Agreement dated January 7, 2000 between the Registrant and Saunders & Parker, Inc. (4)

     10.21 Promissory Note dated as of January 7, 2000 from the Registrant in favor of John D. McLean for $107,500 (4)

     10.22 Asset Purchase Agreement effective as of June 1, 1999 by and among the Registrant, Sunnyvale General Devices and Instruments, Inc. and Frank R. Ribelin (5)

     10.23 Stock Purchase Agreement dated as of January 7, 2000 between the Registrant, Edward L. Didion, John D. McLean, William C. Saunders and Terry S. Parker (4)

     10.24 Shareholder Agreement dated as of January 7, 2000 by and among the Registrant, Michael A. Armani, Dr. George Levy, Shala Shashani, Thomas Povinelli, Ed Finamore, Terry S. Parker, William C. Saunders, John D. McLean and Edward L. Didion (4)

     10.25 Secured Promissory Note dated December 30, 1997 from the Registrant in favor of Shala Shashani for $250,000, as amended by Amended Secured Promissory Note dated as of April 13, 2000*

     10.26    Telenetics Corporation 1998 Stock Option Plan (6)

     10.27    Telenetics Corporation 1999 Employee Stock Purchase Plan (7)

     10.28    Telenetics Corporation 2000 Stock Option Plan (7)

     10.29 First Amendment to Stock Purchase Agreement dated as of May 31, 2000 among the Registrant, Edward L. Didion, John D. McLean, William C. Saunders and Terry S. Parker*

     16.1     Letter on Change in Certifying Accountant from George F.
              Rombach (3)

     21.1     Subsidiaries of the Registrant (8)

     23.1     Consent of BDO Seidman, LLP, Independent Certified Public
              Accountants

     23.2 Consent of Rutan & Tucker, LLP (contained in the opinion included as Exhibit 5.1*

     24.1 Power of Attorney (contained on the signature page to this registration statement)

------------
     * To be filed by amendment.

     (1) Filed as an exhibit to the Registrant's Form 10-KSB for the fiscal year ended March 31, 1998 and incorporated herein by reference.

     (2) Filed as an exhibit to the Registrant's Form 10-KSB for the nine months ended December 31, 1998 and incorporated herein by reference.

     (3) Filed as an exhibit to the Registrant's Form 8-K for January 20, 1999 and incorporated herein by reference.

     (4) Filed as an exhibit to the Registrant's Form 8-K for January 7, 2000 and incorporated herein by reference.

     (5) Filed as an exhibit to the Registrant's Form 8-K for June 30, 1999 and incorporated herein by reference.

     (6) Filed as an exhibit to the Registrant's definitive proxy statement for the period June 4, 1999 and incorporated herein by reference.

     (7) Filed as an exhibit to the Registrant's definitive proxy statement for the period June 6, 2000 and incorporated herein by reference.

     (8) Filed as an exhibit to the Registrant's Form 10-KSB for the year ended December 31, 1999 and incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

        (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

        (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

        (iii) include any additional or changed material information on the plan of distribution.

     (2) That, for determining liability under the Securities Act, each such post-effective amendment shall be treated as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of California, on July 25, 2000.

                                  TELENETICS CORPORATION

                                  By: /s/ Michael A. Armani
                                      ------------------------------------------
                                      Michael A. Armani
                                      Chairman of the Board, President and Chief
                                      Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of Telenetics Corporation, a California corporation, which is filing a Registration Statement on Form S-3 with the SEC under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint Michael Armani and David Stone, and each of them, their true and lawful attorneys-in-fact and agents; with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign such Registration Statement and any or all amendments to the Registration Statement, including a Prospectus or an amended Prospectus therein, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all interests and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        SIGNATURE                       TITLE                         DATE
        ---------                       -----                         ----

/s/ Michael A. Armani      Chairman of the Board, President,       July 25, 2000
-------------------------  Chief Executive Officer and Director
Michael A. Armani          (principal executive officer)


/s/ David Stone            Chief Financial Officer and             July 25, 2000
-------------------------  Secretary (principal accounting
David Stone                officer)


/s/ Thomas Povinelli       Director                                July 25, 2000
-------------------------
Thomas Povinelli


/s/ Edmund P. Finamore     Director                                July 25, 2000
-------------------------
Edmund P. Finamore


/s/ George Levy, M.D.      Director                                July 25, 2000
-------------------------
George Levy, M.D.


/s/ Shala Shashani         Director                                July 25, 2000
-------------------------
Shala Shashani


/s/ Terry S. Parker        Director                                July 25, 2000
-------------------------
Terry S. Parker

                                    EXHIBITS

EXHIBIT NO.           DESCRIPTION
-----------           -----------

     3.6 Amendment to Restated and Amended By-Laws effective as of June 6, 2000

     4.1      Form of Share Purchase Agreement for March 2000 private placement

     4.2      Form of Share Purchase Agreement for May 2000 private placement

     4.3 Consulting Agreement dated as of June 27, 2000 between the Registrant and Ananda Capital Partners, Inc.

     4.5 Settlement Agreement dated as of June 30, 2000 by and among the Registrant, Drake & Drummond, Inc., David Markowski, Global Financial Group, Inc. and Michael Markowski

     4.6 Non-Qualified Stock Option dated as of January 3, 2000 made by the Registrant in favor of George F. Rombach

     4.7 Letter Agreement dated as of January 3, 2000 by and between the Registrant and M.H. Meyerson & Co., Inc.

     4.8 First Amendment to Letter Agreement dated as of January 3, 2000 by and between the Registrant and M.H. Meyerson & Co., Inc.

     4.9 Non-Qualified Stock Option dated as of January 3, 2000 made by the Registrant in favor of Brookstreet Securities Corporation

     4.10 Letter Agreement dated as of December 10, 1999 by and between the Registrant and Brookstreet Securities Corporation

     4.11 First Amendment to Letter Agreement dated March 10, 2000 between the Registrant and Brookstreet Securities Corporation

     23.1     Consent of BDO Seidman, LLP, Independent Certified Public
              Accountants